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TOKYO, LONDON, BEIJING,

SHANGHAI, HONG KONG,

SINGAPORE, BRUSSELS

May 2, 2007		Writer’s Direct Contact (650) 813-5880 RScudellari@mofo.com

By Telefacsimile and Mail

Ms. Morgan Youngwood

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CyberSource Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 13, 2007
File No. 000-26477

Dear Ms. Youngwood:

On behalf of our client, CyberSource Corporation (the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of April 18, 2007. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 34

1.	We note that all miscellaneous services (i.e. credit card chargebacks) related to global acquiring fees are being recorded on a gross basis in accordance with EITF 99-19. Clarify whether all of your global acquiring fees are being recorded on a gross basis. In sufficient detail, for all categories of global acquiring fees, please explain your consideration of each of the factors set forth

Ms. Morgan Youngwood

May 2, 2007

Page Two

in paragraphs 7 – 17 of EITF 99-19. Cite the relevant terms of your merchant contracts and tell us whether any other parties such as the processing vendor, card-issuing bank, or sponsoring bank are a party to your merchant contracts.

RESPONSE:

The Company records all of its global acquiring fees on a gross basis. The Company’s global acquiring fees charged to its merchant customers include fees based on a percentage of the gross amount of a sale (“discount fees”) as well as incremental flat fees (“miscellaneous fees”) such as authorization, charge back, return, batch, and reporting fees. The Company negotiates the price paid for each of these fees with its merchant customers, which are generally marked up from fees the Company is required to pay its vendors for such services. The Company does not pass through fees from its vendors to its merchant customers. To determine the accounting for its global acquiring fees, the Company evaluated each of the relevant factors in paragraphs 7 – 17 of EITF 99-19. Specifically, with regard to each factor, the Company considered the following:

Paragraph 7 – the company is the primary obligor in the arrangement: The Company acts as the primary obligor in the transaction and is ultimately responsible for the fulfillment of global acquiring services to its merchant customers. As the principal obligor to the merchant customer, the Company is responsible for coordinating with each of the third party vendors (ie. the payment processor, the merchant acquirer, the card associations) and is ultimately responsible for ensuring that the merchant’s transactions are processed accurately and in a timely manner. Following are relevant excerpts from the contract between the Company and Harris Bank (“Contract”) that illustrate the rewards and risks to the Company.

Section 9.4 of the Contract reads in part:

Bank and Company agree that the relationship with, and the names, addresses and all information relating to Merchants and any ISOs of the Merchant Program, the Merchant Agreements and any revenues, fees and benefits thereunder, and the BINs and ICAs are owned by and proprietary to Company and all right, title and interest therein are vested in Company. This ownership interest is subject to the security interest granted to Bank in Section 4.3 hereof. Such information constitutes the Confidential Information of Company for purposes of this Agreement. Subject to Section 4.3 hereof, Company shall be entitled to all revenues, profits, benefits, fees, discount rates and ongoing relationships with Merchants and ISOs, including the rights and benefits of the Merchant Agreements and ISO Agreements and the BINs and ICAs related to the Merchant Program. Subject to Section 4.3 hereof, and

Ms. Morgan Youngwood

May 2, 2007

Page Three

provided that Company is not in default hereunder and all amounts owing or to be owed to Bank are paid, in full, Bank agrees that Company shall have the sole right to designate any sale, transfer or assignment of the ISO Agreements and Merchant Agreements or any BIN or ICA related to the Merchant Program to another financial institution which is a member of the Card Associations, provided that Company is responsible for any costs of deconversion. . .

Section 1.1(e) of the Contract reads:

As between Bank and Company, Company shall be responsible for all obligations with Merchants arising under the Merchant Agreements, including, without limitation, losses (including, without limitation, for merchant fraud), chargebacks, Association fines, fees and/or charges, and any Bank administrative fees or charges related thereto, subject to the provisions of Section 11 herein.

See Paragraph 14 below for further discussion with regard to the risks assumed by the Company.

Paragraph 8 – the company has general inventory risk: Given that the Company does not carry inventory and is selling a service to its merchant customers, the Company did not consider this factor relevant.

Paragraph 9 – the company has latitude in establishing price: The Company, acting as the ISO, negotiates with its merchant customers all of the discount fees and miscellaneous fees charged to the merchant. The discount fees represent the amount the merchant will pay as a percentage of the value of the gross sale amount of each transaction. The miscellaneous fees are incremental flat fees that are charged in addition to the discount fees. The discount fees and miscellaneous fees vary from merchant to merchant based on a number of factors, including the inherent risk to the Company based on the merchant’s business model and financial viability. The Company, therefore, has the pricing power and is not simply earning pre-determined fixed discount fees or miscellaneous fees for each of its merchants.

Paragraph 10 – the company changes the product or performs part of the service: The Company’s global acquiring services cannot be used by merchant customers without the Company’s technical connections to Harris Bank and other applicable financial institutions. Merchants choose not to establish direct connections to banks because the costs of implementation and maintenance are prohibitive. Instead, merchants look to the Company, to leverage the Company’s existing technical connections. Therefore, the Company performs part of the service.

Ms. Morgan Youngwood

May 2, 2007

Page Four

Paragraph 11 – the company has discretion in supplier selection: The Company is responsible for selecting the third party vendors from a number of possible vendors. The Company negotiates the pricing and related terms with each vendor. The Company selected Vital Processing Systems as the payment processor for its merchants and Harris Bank as the merchant acquirer. The Company recently contracted with Global Payment Systems (“GPS”) as an alternative payment processor as the Company was able to negotiate more attractive pricing with GPS. In addition GPS provides additional functionality that will be of interest to our merchant customers.

Paragraph 12 – the company is involved in the determination of product or service specification: As noted under paragraph 11 above, the Company is responsible for selecting its third party vendors. This vendor selection has significant impact as to the functionality of the Company’s global acquiring services offering. For instance, as noted under paragraph 11 above, the Company recently contracted with GPS in part due to functionality not offered by Vital Processing Systems.

Paragraph 13 – the company has physical loss inventory risk: Given that the Company does not carry inventory and is selling a service to its merchant customers, the Company did not consider this factor relevant.

Paragraph 14 – the company has credit risk: The Company has both risk /reward of ownership and risk of loss of collection and returns.

A key point in our concluding that gross revenue recognition is appropriate is the fact that the Company also has risk of loss of collection. Interchange fees, which represent the majority of global acquiring fees paid by the merchant, can be withheld by the card associations on a daily basis prior to remitting funds to the merchant bank on behalf of the merchant. Interchange fees represent income for the card associations, card issuing banks, and the merchant acquirer. In order to be competitive in the marketplace, the Company funds the interchange fees on a daily basis on behalf of many of its merchants. At the end of the month, the Company charges these merchants’ bank accounts for the entire month’s interchange fees. If the merchant does not have adequate funds available in its bank account, the Company is responsible for collecting the funds from the merchant and is subject to risk of loss. In addition, for all global acquiring merchants, the Company charges the merchant for all miscellaneous fees (ie. authorization, chargeback, return, batch, and reporting fees) at the end of the month. The Company has risk of loss to the extent that the merchant is unable to pay its monthly fees.

Ms. Morgan Youngwood

May 2, 2007

Page Five

To the extent that card holders initiate charge back transactions (ie. the cardholder requests that the card issuing bank and card associations reverse a charge appearing on their credit card statement due to the transaction being fraudulent, goods not received etc.), if the merchant is unable to reimburse the cardholder for any reason, the Company, as the ISO, is responsible for reimbursement of funds to the cardholder and assumes the loss. Therefore, the Company has risk in every transaction with its merchant customers. The Company’s contracts with its merchants are three-party contracts including the merchant customer, the Company, and Harris Bank, the merchant acquirer. If the Company, as the ISO, is unable to fulfill its financial liabilities under the contract, Harris Bank as the merchant acquirer assumes the risk of loss, hence Harris Bank is a party to the contract. No other vendors are a party to the merchant contract.

Paragraph 15 – the supplier (not the company) is the primary obligor in the arrangement: See response under paragraph 7 above.

Paragraph 16 – the amount the company earns is fixed: The amount that the Company earns is not fixed, but rather pricing is negotiated with each merchant and can vary from merchant to merchant based on a number of factors, including the inherent risk to the Company based on the merchant’s business model and financial viability.

Paragraph 17 – the supplier (not the company) has credit risk: See response under paragraph 14 above.

Based on the above considerations, the Company concluded that gross revenue reporting is appropriate for all global acquiring fees and has recorded the global acquiring discount fees, authorization fees, chargeback fees, return fees, batch fees, reporting fees, etc. as revenue. Direct costs related to our global acquiring services, such as interchange fees, credit card charge back costs, etc. are recorded in cost of revenue.

Ms. Morgan Youngwood

May 2, 2007

Page Six

Note 2. BidPay.com Acquisition, page 41

2.	We note that you do not appear to be amortizing the portion of the purchase price allocated to trade names. Explain in detail the basis for assuming an indefinite life for trade names. That is, describe your consideration of each of the factors set forth in paragraph 11 of SFAS 142.

RESPONSE:

The BidPay.com (“BidPay”) trade name was the key asset acquired upon the Company’s purchase of BidPay as evidenced by the purchase price allocation in the Form 10-K, which is supported by a third party valuation analysis. Upon its acquisition of BidPay, the Company considered paragraph 11 of SFAS 142 in determining the useful life of the BidPay trade name. Specifically, with regard to each factor, the Company considered the following:

a.	The expected use of an asset by the entity: The Company intends to use the BidPay trade name indefinitely. The Company’s primary reason for the purchase of BidPay is to expand into the very large payment market for online auctions. As noted above, the trade name was the key asset acquired as there is significant brand recognition associated with the trade name, in part due to lack of competitors to PayPal in the payment auction market.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate: The other intangible assets purchased upon the acquisition of BidPay include the technology platform and the customer list. While the Company has determined the lives to be three and six years for the technology platform and customer list, respectively, these shorter lives do not impact the indefinite life attributable to the trade name as the Company anticipates growing the customer base beyond the customer list acquired and plans to expand and enhance the technology platform overtime.

c.	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost: Since there are no limitations to the asset’s legal or contractual life, the Company did not consider this factor relevant.

d.	Any legal, regulatory, or contractual provisions that enable renewal or extension or contractual life without substantial cost: Since there are no limitations to the asset’s legal or contractual life, the Company did not consider this factor relevant.

Ms. Morgan Youngwood

May 2, 2007

Page Seven

e.	The effects of obsolescence, demand, competition, and other economic factors: The technology platform was not the primary asset acquired and the purchase price allocated to the technology platform was not material when considering the entire purchase price. In addition, the Company has the financial capital to invest in the technology platform in the future. As a result, the Company does not consider obsolescence as a risk. With regard to demand and competition, the Company will compete against PayPal in the payment auction market. During due diligence, the Company concluded that many current PayPal users are looking for alternatives. The Company believes that BidPay competes favorably to PayPal as the Company has differentiated the offering from PayPal by focusing on providing quality customer service at a competitive price. No other economic factors were noted that could impact the life of the intangible assets.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset: The Company expects BidPay to become cash flow positive in 2008 and the Company has the financial capital to invest in BidPay until such time.

Given the above, the Company concluded that the trade name has an indefinite useful life and should not be subject to amortization.

Controls and Procedures, page 49

Disclosure Controls and Procedures

3.	Your conclusion that your disclosure controls and procedures are effective “in timely alerting [you] to material information required to be included in this report” is more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similarly narrow language is included in your Forms 10-Q. Confirm, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in your reports filed or submitted under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed is accumulated and communicated to management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. In addition, confirm your intent to conform your disclosures in future filings.

Ms. Morgan Youngwood

May 2, 2007

Page Eight

RESPONSE:

The Company confirms that its officers concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in its Form 10-K for the fiscal year ended December 31, 2006 and in its Form 10-Qs for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed was accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In addition, the Company intends to revise its disclosure regarding disclosure controls and procedures in future filings as follows:

“As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in its reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Based on the evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, the Company’s chief executive officer and chief financial officer concluded that its disclosure controls and procedures were effective as of the end of the period covered by this report.”

4.	We note your statement in the last sentence of the first paragraph that “the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.” Confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove your reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports, SEC Release No. 34-47986.

Ms. Morgan Youngwood

May 2, 2007

Page Nine

RESPONSE:

The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level. The Company will clarify that its disclosure controls and procedures are effective at that reasonable assurance level in its future filings.

Changes in Internal Control Over Financial Reporting

5.	We note your statement that “there have been no significant changes in the Company’s internal controls or in other factors which could significantly affect internal controls subsequent to the date the Company carried out this evaluation.” Item 308(c) of Regulation S-K requires the disclosure of “any” change in your internal controls that occurred “during [your] last fiscal quarter” that has “materially affected, or is reasonably likely to materially affect,” your internal control over financial reporting. Tell us, and clarify in future filings, whether there was any change, as defined by Item 308(c), in your internal control over financial reporting.

RESPONSE:

There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s fourth quarter of fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company will clarify in its future filings whether there was any change as defined by Item 308(c) in its internal control over financial reporting.

Very truly yours,

/s/ Richard Scudellari

Richard Scudellari

cc:    Steven D. Pellizzer, Cybersource Corporation